Exhibit 3
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For Immediate Release                                            4 December 2006



                            Notification of Interest

                                WPP (the Company)


On 4 December 2006, WPP was notified by Barclays PLC, pursuant to Sections 198-202 of the Companies Act 1985 that it had an interest in 37,294,949 ordinary shares in WPP, representing 3.005% of the issued share capital of the Company.


                                       END


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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